EXHIBIT 12

	Year Ended December 31,
	2000		2001		2002		2003		2004		2005
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$266,834		$21,763		$213,454		$209,460		$215,801		$206,960
Add: Total fixed charges	138,017		116,157		108,451		98,117		94,177		95,159
Less: Interest capitalized	2,398		489		573		500		163		167

Adjusted earnings	$402,453		$137,431		$321,332		$307,077		$309,815		$301,952

Fixed Charges:
Interest	$135,151		$113,145		$105,359		$94,110		$90,327		$91,171
Portion of rental expense representative of the interest factor(1)	2,866		3,012		3,092		4,007		3,850		3,988

Total fixed charges	$138,017		$116,157		$108,451		$98,117		$94,177		$95,159

Ratio of Earnings to Fixed Charges	2.92	x	1.18	x	2.96	x	3.13	x	3.29	x	3.17

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.